UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACCO Brands Corporation

Four Corporate Drive

Lake Zurich, Illinois 60047

ACCO BRANDS CORPORATION 401(k) PLAN

Financial Statements

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

Administrative Committee, Plan Participants and Plan Administrator

of the ACCO Brands Corporation 401(k) Plan

Lake Zurich, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP

We have served as the Plan's auditor since 2005.

Oak Brook, Illinois

June 24, 2024

ACCO BRANDS CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	December 31,
	2023	2022
Assets
Investments, at fair value	$322,405,480	$277,946,705

Investments, at contract value	26,574,983	33,231,331

Receivables:
Employer contribution	95,288	88,093
Employee contribution	21,778	21,317
Notes receivable from participants	5,252,000	4,777,483
Total receivables	5,369,066	4,886,893

Net Assets Available for Benefits	$354,349,529	$316,064,929

ACCO BRANDS CORPORATION 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

Additions to net assets attributed to:
Investment income:
Dividend and interest income	$4,514,130
Net appreciation in fair value of investments	51,209,211

Interest income on notes receivables from participants	256,984

Contributions:
Participant	10,534,818
Employer	6,949,943
Rollovers	2,521,587
Total contributions	20,006,348

Total additions	75,986,673

Deductions from net assets attributed to:
Benefits paid to participants	37,376,844
Administrative fees and other	325,229

Total deductions	37,702,073

Net increase	38,284,600

Net assets available for benefits:
Beginning of year	316,064,929

End of year	$354,349,529

See accompanying notes to financial statements

See accompanying notes to financial statements

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1. Description of the Plan

The following description of the ACCO Brands Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at Four Corporate Drive, Lake Zurich, Illinois 60047.

General: ACCO Brands Corporation ("the Company" or "ACCO") established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO who are paid on a salaried, hourly or commission basis. Generally, all employees of the Company are immediately eligible to participate in the Plan.

The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Significant features of the Plan are as follows:

Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code ("the Code"), which was $22,500 for 2023.

The Plan also permits each participant to make after-tax contributions, including Roth 401(k) contributions, to the Plan. However, total pre-tax and after-tax contributions generally may not exceed 50% of the participant’s total eligible compensation.

Generally, participants over 50 years of age may elect up to 25% of eligible compensation as either an additional pre-tax catch-up contribution or Roth 401(k) catch-up contribution, which was limited by the Code to $7,500 in 2023.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants, who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

New hires who do not decline enrollment in the Plan within 90 days after first becoming eligible to join the Plan, will be automatically enrolled in the Plan and a pre-tax contribution of 6% will be deducted from the participant’s pay and invested in the T. Rowe Price Retirement fund designed for the participant’s age group.

The Company contributes on behalf of each eligible participant, an amount equal to 100% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code. In 2010, the Plan became a safe harbor 401(k) plan.

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, is adjusted for allocations of the Plan’s investment income (loss) and administrative expenses and is reduced by the amount of participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. Except as may be limited by policies concerning excessive short-term trading or blackout periods, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis. The Plan currently offers, in addition to the ACCO Brands Common Stock Fund, a Fully Benefit-Responsive Synthetic Guaranteed Investment Contract (the "SGIC"), and various other collective investment and mutual funds as investment options for participants. Participants can also make investments outside those offered under the Plan and allocate their assets over a potentially wider array of investment options through a self-directed brokerage account. Those investment options include, but are not limited to, common stock, mutual funds, and cash.

Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Company safe harbor and non-safe harbor matching contributions, as well as any investment earnings on those contributions, are 100% vested immediately.

Notes Receivable from Participants: The current minimum amount a participant can borrow is $1,000 for a principal residence loan and $500 for a general-purpose loan. The maximum amount a participant may borrow is the lesser of (1) an amount which, when added to the highest outstanding balance under the Plan loans during the previous 12 months, does not exceed $50,000, or (2) one-half of the participant's vested account balances.

The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. Participants can have up to three loans outstanding at any one time, one of which may be a principal residence loan.

Each loan bears a rate of interest equal to the prime rate as reported by Thomson Reuters, as of the last business day of the month prior to the month in which the loan is made. Each loan must be collateralized by a portion of the participant’s account balance and documented by a promissory note payable to the trustee, which is invested in the loan fund. Repayment is made by payroll deductions for so long as the participant is employed by the Company and thereafter by regular installment payments. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after the attainment of age 59½.

Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees and certain record-keeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Fees incurred in the administration of the Plan, such as audit fees, legal fees and investment advisory fees, have been paid by the Plan.

Plan Termination: Although it has expressed no intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of the Company may terminate the Plan at any time subject to the provisions of ERISA and its related regulations.

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 3), other than the SGIC, which is presented at contract value (see Note 6).

Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in such contracts through its investment in the SGIC.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in mutual funds, collective investment funds, the SGIC, and Company common stock. Investment options for the self-directed brokerage accounts include, but are not limited to, common stock, mutual funds, and cash. These investments are exposed to various risks, such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participants’ individual account balances.

Payments of Benefits: Benefits are recorded when paid.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are generally received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3. Investment Valuation Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual funds and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Self-directed brokerage accounts: These accounts provide the opportunity to invest in a broad range of investment options including, but not limited to, common stock, mutual funds, and cash. The fair values of investments in common stock and mutual funds are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective investment funds: The fair values of the Plan’s interest in the collective investment funds (the "CIFs") are based upon the net asset value ("NAV") of investments. The per unit NAV of the CIFs is calculated at the end of each

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

day that the New York Stock Exchange is open as of the close of regular trading. Contributions to and withdrawals from the CIFs are based on the NAV per unit as calculated at the end of each day.

Participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount, however participant-directed withdrawals may not be transferred to a competing fund for 90 days after withdrawal. A competing fund is an investment option available under the Plan that is primarily comprised of high-quality fixed income securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets as of December 31, 2023 and 2022 that are measured at fair value on a recurring basis:

	Fair Value Measurements
	as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$143,113,222	$—	$—	$143,113,222
Company stock	2,870,147	—	—	2,870,147
Self-directed brokerage accounts	2,310,888	—	—	2,310,888
Investments measured at net asset value:(1)
Collective investment funds				174,111,223
Total assets in the fair value hierarchy	$148,294,257	$—	$—	$322,405,480

	Fair Value Measurements
	as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$123,764,302	$—	$—	$123,764,302
Company stock	2,287,483	—	—	2,287,483
Self-directed brokerage accounts	599,689	—	—	599,689
Investments measured at net asset value:(1)
Collective investment funds				151,295,231
Total assets in the fair value hierarchy	$126,651,474	$—	$—	$277,946,705

(1)
Certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line "Investments, at fair value" presented in the Statements of Net Assets Available for Benefits.

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 4. Tax Status

The Internal Revenue Service (the "IRS") has determined and informed the Company by letter dated September 26, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code").

Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the U. S. require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

NOTE 5. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Professional fees and administrative fees paid by the Plan in 2023 also qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock ("ACCO stock") is also a party-in-interest investment. As of December 31, 2023 and 2022, the value of the ACCO stock held by the Plan within the ACCO Brands Common Stock Fund was $2,868,347 and $2,285,964, respectively, and the number of shares held was 429,931 and 408,938, respectively.

Participants in the Plan are permitted to borrow funds from their vested balance as described in "Note 1. Description of the Plan." These transactions qualify as party-in-interest transactions. Actual fees paid by the Plan for investment advisory and consulting services, also qualify as party-in-interest transactions and are included in administrative expenses in the accompanying financial statements.

NOTE 6. Fully Benefit-Responsive Synthetic Guaranteed Investment Contract

The Plan holds a SGIC, which consists of units of participation in the Prudential Core Intermediate Bond Fund (a collective trust fund, the "Collective Trust") managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America (the "Wrapper").

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments from the SGIC at contract value due to the contract value guarantee provided to the Plan under the Wrapper. There are no reserves against the contract value for credit risk of the issuer or otherwise.

There are no events that limit the ability of the Plan to transact at contract value as long as the contract remains in force. The investment contract does specify events, which may result in a termination. Such events include Plan termination or merger, early retirement incentive, layoffs, etc. Termination of the contract would cause distributions to be payable at fair value. In addition, Prudential may not cause the contract to be terminated at an amount other than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero. The interest rates are reviewed on a semi-annual basis and are updated per the contract. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The fair value of the Wrapper is based upon a comparison of the cost of the Wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date (level 3 inputs). The value of the Wrapper was determined to be zero as of December 31, 2023 and 2022.

NOTE 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements compared to the Form 5500:

	December 31,
	2023	2022
Net assets available for benefits per financial statements	$354,349,529	$316,064,929
Deemed distributions for participant loans	(187,135)	(156,946)
Net assets available for benefits per the Form 5500	$354,162,394	$315,907,983

Year Ended
December 31, 2023
Increase in net assets available for benefits per the financial statements	$38,284,600
Deemed distribution of participant loans at end of year	(187,135)
Deemed distribution of participant loans at beginning of year	156,946
Net income per the Form 5500	$38,254,411

(Continued)

ACCO BRANDS CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 8. Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 24, 2024, and has determined that no significant events occurred after December 31, 2023, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

(Continued)

SUPPLEMENTAL SCHEDULE

ACCO BRANDS CORPORATION 401(K) PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2023

Name of plan sponsor: ACCO Brands Corporation

Employer identification number: 36-2704017

Three-digit plan number: 002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Mutual Funds
	Columbia	Columbia Small Cap Value Fund II I3	**	$4,045,400
	Dimensional Fund Advisors	DFA Global Real Estate Securities Portfolio	**	41,411
	Dodge & Cox	Dodge & Cox International Stock Fund	**	619,032
*	Fidelity Investments	Fidelity Contrafund Class K6	**	37,055,649
*	Fidelity Investments	Fidelity Government Money Market Fund	**	279
*	Fidelity Investments	Fidelity Mid Cap Index Fund	**	712,756
*	Fidelity Investments	Fidelity Small Cap Growth K6 Fund	**	9,639,019
*	Fidelity Investments	Fidelity Small Cap Index Fund	**	293,101
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	**	713,636
	Hartford	Hartford Strategic Income Fund Class R6	**	1,495,495
	Invesco	Invesco Oppenheimer Developing Markets Fund Class R6	**	1,793,714
	PIMCO	PIMCO Total Return Fund Institutional Class	**	8,266,643
	PIMCO	PIMCO Commodity Real Return Strategy Fund Institutional Class	**	327,994
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund I Class	**	30,245,339
	T. Rowe Price	T. Rowe Price Value Fund I Class	**	4,876,437
	Vanguard	Vanguard Institutional Index Fund Institutional Shares	**	35,123,445
	Vanguard	Vanguard International Growth Fund Admiral Shares	**	2,029,853
	Vanguard	Vanguard Total International Stock Index Fund Admiral Shares	**	5,834,019
		Collective Investment Funds
	T. Rowe Price	T. Rowe Price Retirement Balanced Trust (Class F)	**	2,278,280
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust (Class F)	**	1,223,912
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust (Class F)	**	1,329,667
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust (Class F)	**	2,916,437
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust (Class F)	**	8,038,787
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust (Class F)	**	25,793,798
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust (Class F)	**	38,856,630
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust (Class F)	**	33,113,214
	T. Rowe Price	T. Rowe Price Retirement 2040Trust (Class F)	**	24,461,259
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust (Class F)	**	16,517,027
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust (Class F)	**	9,221,829
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust (Class F)	**	7,433,482
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust (Class F)	**	2,926,901
		Fully Benefit-Responsive Synthetic Investment Contract
	Prudential Ins. Co. of America	Wrapper contract #GA-62068	**	—
	Prudential Trust Company	Core Intermediate Bond Fund	**	26,574,983
		Common Stock
*	ACCO Brands Corporation	ACCO Brands Common Stock	**	2,870,147
		Self-Directed Brokerage Accounts
*	Securities Held by Fidelity	Various	**	2,310,888
		Participant Loans
*	Participant Loans	3.25% - 8.50%, various maturity dates (latest maturity date July 4, 2033)	**	5,064,865
				$354,045,328

* Denotes party-in-interest.

** Participant-directed investment, cost basis disclosure not required.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe LLP*

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee, which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan
Date:	June 24, 2024	By:	/s/ James M. Dudek, Jr.
James M. Dudek, Jr.
Senior Vice President, Corporate Controller and Chief Accounting Officer